

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com


03050067


SEC MAIL PROCESSING
RECEIVED
APR 1 4 2003
WASH. D.C. 207 SECTION

April 7, 2003

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto are two Press Releases dated April 3, 2003, of Flughafen Wien A.G., which have been published by the Company since our last submission of March 14, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

JKG/ejm
Enclosure

PROCESSED
APR 24 2003
THOMSON FINANCIAL



DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

Press Information

Vienna International Airport
Preliminary results for March 2003

Preliminary results for March 2003 show the following results in year-to-year comparison: passengers -0.5%, transfer passengers -1.5%, flight movements +5.6%, maximum take-off weight (MTOW) +6.8%, air cargo and trucking +9.2%.

Detailed results and added information will be announced in a press release on April 10, 2003.

For further information contact: Hans Mayer (+43-1-)7007-23000

06/03 ... M/MY ... April 3, 2003


VIE
Vienna
International
Airport

Press Information

Flughafen Wien Group

Solid results for 2002 in spite of difficult environment

Flughafen Wien AG achieved a solid set of results for 2002, despite the still difficult operating environment for the aviation industry following the events of 11 September 2001. Whilst turnover showed a slight decline of 0.5%, income before interest and taxes (EBIT) increased by 13.9% to € 97.1 million, profit before tax (EBT) increased by 8.9% to € 105.6 million, and profit for the year went up by 6.1% to € 70.3 million.

These results can be attributed to (by international comparison), very good performance in traffic volumes and a non-recurring item of € 19.9 million (pre-tax) from the partial reversal of a provision for pensions.
Traffic volumes varied considerably during 2002. The year started with a decline of 7.1% in the number of passengers for January and ended with a plus of 16.1% in December. Total growth in traffic was significantly better than the originally forecasted decline of 4% in the number of passengers. Vienna International Airport was one of the few European airports able to close 2002 with an increase in total traffic volumes, which equalled 1%. This development was also supported by sound growth in traffic to destinations in Eastern Europe and the Far East, and an increase of 11.2% in the number of transfer passengers.


VIE

Press Information

	2002 in € mill.	2001 in € mill.	Change in %
Turnover			
Group	318.4	320.1	-0.5
Airport	135.8	136.2	-0.3
Handling	105.3	111.0	-5.1
Non-aviation	75.3	72.7	+3.6
Operating income	328.4	328.7	-0.1
Operating expenses	231.3	243.5	-5.0
Income before interest and taxes (EBIT)			
Group	97.1	85.2	+13.9
Airport	61.2	66.1	-7.5
Handling	22.5	21.8	+3.4
Non-Aviation	33.1	31.2	+6.2
Profit before tax (EBT)	105.6	96.9	+8.9
Profit for the year	70.3	66.3	+6.1
Cash flow from operating activities	120.9	98.3	+23.0

Passengers (in mill.)	12.0	11.9	+1.0
Transfer passengers (in mill.)	4.2	3.8	+11.2
Flight movements	186,782	185,425	+0.7
Maximum take-off weight (in 1000 t)	5,010	5,113	-2.0
Cargo (in 1000 t)	160.0	159.5	+0.3

VIE Vienna International Airport

Press Information

Results in Detail

Turnover reported by the Flughafen Wien Group declined by 0.5% to € 318.4 million in the reporting year.
With a share of 42.7% the Airport Segment remained the largest business unit, despite a slight 0.3% decline in turnover to € 135.8 million. Turnover in this segment is primarily driven by traffic development, which saw a 1% increase in the number of passengers, a 0.7% increase in flight movements, and a 2% decline in maximum take-off weight (MTOW), the key factor for calculating landing tariffs.

The Handling Segment, which generated 33.1% of Group turnover in 2002, saw a decline of 5.1% in revenues to €105.3 million, primarily due to traffic development and greater pressure on prices from competition by the second ground handling agent. However, Flughafen Wien AG has successfully defended its 93% market share in 2002.

Good development in Non–Aviation Segment

The Non-Aviation Segment generated a turnover increase of 3.6%, contributing 23.6% of the total Group turnover for the reporting year. This increase was supported by higher demand for security services (+24.2%), higher revenues from shops and gastronomy (+5.4%), and the rental of newly completed facilities in the Cargo North area to UPS and TNT.

Earnings

Flughafen Wien Group's earnings for 2002 show considerable improvement over the previous year. Earnings before interest and tax (EBIT) increased by 13.9% to € 97.1 million, profit before tax (EBT) by 8.9% to € 105.6 million, and net profit increased by 6.1% to € 70.3 million. This development was supported by an increase in traffic volumes and a non-recurring item of € 19.9 million, which resulted from the settlement of pension claims and related partial reversal of provisions.

Operating costs fell by 5.0% to € 231.3 million, even though the cost of materials and services rose by 9.4% to € 19.2 million (before tax).

Personnel expenses decreased by 13.9% to € 120.3 million, primarily due to the reversal of € 19.9 million in pension provisions for 588 active employees. This non-recurring item was distributed among the individual segments as follows: € 3.5 million in the Airport Segment, € 9.3 million in the Handling Segment, and € 4.9 million in the Non-Aviation Segment. A remainder of € 2.2 million could not be allocated to these three business units. The number of employees declined by 0.5% to 2,612, and productivity rose by 3.2%. The new collective bargaining agreements led to an increase of 2.5% in base salaries and wages. Of the provision for restructuring to implement a new collective bargaining agreement, € 1.4 million, plus an additional € 1.0 million were used in 2002.

Press Information

Year-on-year, capital expenditure was higher in 2002, mainly due to the construction of the Cargo North facility and the enlargement of the aprons, leading to an increase of 3.9% in depreciation and amortization to € 42.8 million. Other operating expenses rose by 9.1% to € 49,1 million. Marketing expenses included in this category doubled to € 10.3 million, in order to safeguard the strong position of Vienna International Airport as an east-west hub. Maintenance costs increased by 13.9% to € 14.3 million, and insurance premiums rose by € 0.3 million. The enormous premium increases that followed 11 September had only a minor impact on Flughafen Wien AG because a liability insurance policy remained in effect through to the end of December 2002.

Financial result decreased by 27.3% to € 8.5 million. Higher capital expenditure and the acquisition of a holding in Malta International Airport plc led to a decline in deposits and interest income. A write-down of € 1.6 million to the investment in Flughafen Wien / Berlin-Brandenburg International Entwicklungsbeteiligungs-gesellschaft m.b.H. also contributed to the lower results.

Profit before tax (EBT) rose by 8.9% to € 105.6 million. The 33.4% tax rate exceeds the previous year's level of 31.5%. Tax-exempt income from holdings and the use of investment allowances reduced taxes below the Austrian corporation tax rate of 34%. Net profit increased by 6.1% to € 70.3 million.
Earnings per share rose to € 3.4 (2001: € 3.2).

Dividend

Flughafen Wien AG closed the 2002 business year with distributable profit of € 42,008,707.66. In spite of the difficult environment, the Management Board of Flughafen Wien AG recommends payment of a dividend of € 2.00 per share (2001: € 1.9) for the reporting year, totalling a distribution of € 42.0 million.

Financial, Asset and Capital Structure

Assets

Non-current assets increased by 10.4% to € 599.0 million during the reporting year. As a percentage of total assets, non-current items rose by 5.4 percentage points to 76.9%. This development was supported by a 29.9% rise in capital expenditure and an increase in financial assets following the acquisition of a holding in Malta International Airport plc (€ 25.8 mill.). Deferred tax assets decreased by € 10.0 million to € 16.8 million as a result of the reversal and use of provisions for pensions.

Equity and Liabilities

The addition of € 26.4 million in retained earnings from the prior year led to an increase of 5.2% in equity to € 559.9 million. As a result, the equity ratio rose from 70.1 to 71.8%.

Press Information

Cash Flow

Net cash flow from operating activities rose by 23.0% to € 120.9 million as a result of increased profit before tax.
Higher capital expenditure and the investment in Malta International Airport plc increased net cash outflows from investing activities by 93,2% to € 110.9 million.
Cash outflows from financing activities remained relatively stable at € 41.2 million. Non-cash changes of € -31.2 million and a change of € -2.1 million in the revaluation reserve, which did not affect the profit and loss account, led to a reduction of € 139.2 million in cash and cash equivalents as of year-end 2002.

Investments

Investments in tangible and intangible assets increased by € 18.3 million to € 79.6 million, and remained significantly below the forecasted level of € 153.2 million. Low-priority projects were postponed following a decline in the number of passengers during the first five months of 2002.

Major projects for the reporting year focused on the enlargement of the west and northeast aprons at a cost of € 25.1 million, the planning for the VIE-Skylink Terminal at worth € 6.4 million, and the construction of the Cargo North rental facility for € 10.1 million.

Of major strategic importance was the € 25.8 million increase in financial assets to include a holding in Malta International Airport plc. Together with two other consortium partners we acquired 40% of the shares in this company during July 2002. Flughafen Wien AG holds 57.1% of the shares in Malta Mediterranean Link Consortium Ltd., and thereby indirectly owns 22.8% of Malta International Airport plc.

Outlook

In January this year Flughafen Wien AG projected increases of slightly over 4% in the number of passengers and 2% in flight movements, as well as stagnation in maximum take-off weight (MTOW) for 2003. However, this forecast did not include the effects of a war in Iraq. "We cannot estimate the impact of the war at this time, since it will depend on the duration and effects of the conflict. Flughafen Wien AG will react to changes in a flexible manner and implement cost cutting measures. If necessary, we can also postpone planned investments", stated **Herbert Kaufmann**, member and speaker of the Management Board at the press conference on 2002 results.

For additional information contact: Hans Mayer (+43-1)7007-23000

05/03 ... M/MY ... April 3, 2003

